Exhibit 99.1

Notice on the Convocation of an Annual General Meeting of the Members of GDEV Inc.

Distributed electronically to:

those members of GDEV Inc. (the “Company”) whose names on July 10, 2024 (the “Record Date”) appear as members in the share register of the Company and are entitled to vote at the meeting; and

the other directors of the Company (the “Directors”);

July 18, 2024

This notice (the “Notice”) is given to inform that the Company will hold its 2024 annual general meeting (the “AGM”) of the members (the “Members”) on August 23, 2024, at 3:00 p.m. (Cypriot time) at the Company’s offices at: 55, Griva Digeni, Limassol, Cyprus. The AGM will be held virtually by telecommunications means.

GDEV Inc. Virtual Shareholder Meeting Information:

Meeting Date: Friday, August 23, 2024.

Meeting Time: 3:00 p.m. (Cypriot time), 8:00 a.m. Eastern Time (EDT).

Annual Meeting-meeting webpage (information, webcast, telephone access and replay):

https://www.cstproxy.com/gdevinc/2024

The following agenda items are proposed for consideration and, if thought proper, for approval by the Members:

Election of Directors

According to Regulation 9.5 of the Company’s Articles of Association, each Director holds office for a term expiring at the Company’s next AGM immediately following their appointment, or until their earlier death, resignation or removal, and can be re-elected for successive terms. Upon the recommendation of the Nomination and Compensation Committee, the Board recommends to the AGM to re-elect the following Directors of the Company:

Natasha Braginsky Mounier	Independent Director
Marie Holive	Independent Director
Olga Loskutova	Independent Director
Andrew Sheppard	Independent Director
Tal Shoham	Independent Director
Igor Bukhman*	Non-Executive Director
Andrey Fadeev*	Director and CEO of the Company

* These directors are, pursuant to Regulation 9.2 of the Articles, subject to nomination and appointment by Everix and FG (as defined in the Articles) and are subject to election by resolution of those persons only.

The following resolution is proposed:

To re-elect the following independent Directors of the Company:

Natasha Braginsky Mounier	Independent Director
Marie Holive	Independent Director
Olga Loskutova	Independent Director
Andrew Sheppard	Independent Director
Tal Shoham	Independent Director

Record Date:

Only Members as of the end of business on July 10, 2024, are entitled to attend and vote at the AGM either personally or by proxy, and such proxy need not be a Member of the Company.

Proxy:

A Member may be represented at the AGM by a proxy who may speak and vote on behalf of the Member. The instrument appointing a proxy shall be produced before the time for holding the AGM. The instrument appointing a proxy shall be in substantially the form attached to this Notice.

The instrument appointing a proxy shall be in writing under the hand of the appointer or, if the appointer is a corporation, either under seal or under the hand of an officer.

Original of any instrument of proxy or its notarized copy shall be deposited at the Company’s offices at: 55, Griva Digeni, Limassol, Cyprus, or by e-mail to investor@gdev.inc

The cut-off time to provide proxies is 2:00 p.m. (Cypriot time) on August 23, 2024. Proxies submitted thereafter will not be considered.

Voting

According to Regulation 6.1 of the Company’s Articles of Association, each ordinary share in the Company confers upon the Member the right to one vote at the AGM.

Materials

Copies of materials related to the AGM, including this Notice and form of instruments appointing proxy, are available for no charge on the Company’s website: https://gdev.inc/for-investors/investors-materials.

Yours faithfully,

By the order of the Board

Andrey Fadeev,

CEO and Director

Form of Instrument Appointing a Proxy to Exercise Discretion

GDEV INC.

I/We being a Member of the above Company HEREBY APPOINT [Insert Full Name of Proxy, passport No. _______, residing at _______________] of [Insert Full Name of the Legal Entity] or failing them [Insert Full Name of Additional Proxy, as necessary, passport No. _________, residing at ___________] of [Insert Full Name of the Legal Entity] to be my/our proxy to vote for me/us at the meeting of Members to be held on August 23, 2024 and at any adjournment thereof.

Item of the Agenda	FOR	AGAINST	ABSTAIN
1. Election of Directors (a) Natasha Braginsky Mounier (b) Marie Holive (c) Olga Loskutova (d) Andrew Sheppard (e) Tal Shoham

By this instrument the Proxy is empowered and authorized to choose the chairman of the AGM and request a poll if the Proxy thinks fit.

Signed this day of _____________, 2024.

Signature:

Name of the Member:

Represented by:

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